Exhibit 7.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Year ended December 31,
	2008	2007	2006

FIXED CHARGES
Interests and commissions on debt and capital contribution securities	11,118,228	8,291,657	4,836,256
Other interest and borrowing expenses	109,554	81,968	64,807
Estimate of the interest within rental expense	334	317	300

Total fixed charges, as defined	11,228,116	8,373,942	4,901,363

EARNINGS:
Net income	3,354,634	(148,786)	159,268
Income taxes	1,305,211	(61,086)	57,760
Fixed charges, as defined	11,228,116	8,373,942	4,901,363

Total earnings, as defined	15,887,961	8,164,070	5,118,391

RATIO OF EARNINGS TO FIXED CHARGES(2)(3)	1.42	0.97	1.04

The amount of coverage deficiency:	—	209,872	—

(1)	Effective January 1, 2007, the accounts are presented according to international accounting principles as issued by the IASB (International Financial Reporting Standards). Figures for the year ended December 31, 2006 have been restated under IFRS for comparative purposes.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income (profit/(loss) for the year) plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses.

(3)	The ratio of earnings to fixed charges in the year ended December 31, 2007 had a deficit due to negative earnings of NOK 210 million (USD 39 million). The negative earnings in the year ended December 31, 2007 were driven by the impact of reduced market values of our investments in securities in the Liquidity Portfolio.